

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 14, 2011

via U.S. mail and facsimile to (281) 575-6983

Ms. Tian Jia, Chief Executive Officer and Chief Financial Officer
Great Wall Builders Ltd.
2620 Fountainview, #115B
Houston, TX 77057

> **RE:** **Great Wall Builders Ltd.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 24, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **File No. 333-153182**

Dear Ms. Tian:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2010

General

1. In your amended filings, please include a prominently located explanatory note addressing the reason(s) for why the amendment is being filed.

2. Please confirm to us, if true, that all of your operations are conducted in the United States.

Item 1.   Business, page 4

3. We note your reference in the first paragraph to Section 27A of the Securities Act
    of 1933 and Section 21E of the Securities Exchange Act of 1934. Please be
    advised that the safe harbor for forward-looking statements does not apply to
    issuers of penny stock. Since you are a penny stock issuer, please delete these
    references in future filings to remove any implications that you are eligible to rely
    upon the safe harbor provisions. Please refer to Section 27A(b)(1)(C) of the
    Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

4. Throughout this section you discuss your business from an aspirational
    perspective (i.e., what you intend or hope to do). If you have not yet begun
    building homes, in future filings please also discuss the activities you have
    conducted throughout the year so that investors can have an understanding of how
    you have advanced toward your goal of building affordable homes in Houston and
    China.

Competition, page 6

5. In future filings, please identify the methods of competition (e.g., price, quality,
    etc.) for those competitors who build in your targeted neighborhoods.

Regulation and Environment Matters, page 6

6. In future filings, please disclose the effects of existing and probable governmental
    regulations on your business. For example, please disclose how the deed
    restrictions in Houston will impact your ability to build homes. Please also
    discuss the costs and effects of compliance with environmental laws. See Items
    101(h)(4)(ix) and 101(h)(4)(xi) of Regulation S-K.

Intellectual Properties, page 6

7. You state that you intend to assert your rights to protect your intellectual property,
    "including" your trademarks. To the extent that you own other forms of
    intellectual property such as copyrights and patents, please describe them in future
    filings and state the duration. See Item 101(h)(vii) of Regulation S-K.

Item 2: Properties, page 7

8. In future filings, please indicate the number of residential lots you own as of a
    date reasonably proximate to the filing date.

<u>Management's Discussion and Analysis, page 9</u>

<u>Results of Operations, page 10</u>

9. Please revise this section to correct certain time periods referenced. For example, you state that there was a net loss of $47,342 during the period from November 3, 2007 (inception) to June 30, 2009. However, the net loss of $47,342 was incurred for the fiscal year ended June 30, 2009.

<u>Liquidity and Capital Resources, page 10</u>

10. From the existing disclosure, it appears you do not currently have sufficient resources to fund planned operations for the twelve month period. In your amended filing, please state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. We note from page 9 that it appears you expect to spend an aggregate $1 million during the next twelve months. Provide a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. Discuss the significant terms and maturities of your related party payables and other expected cash needs, demands or commitments. The discussion of the acquisition of residential lots should address the total estimated costs, costs incurred to date and during the reporting period, expected remaining costs in the next twelve months and beyond, and changes in these estimates from the prior reporting period. Provide your assessment of the accessibility of and risks to accessing needed capital.

<u>Revenue Recognition, page 11</u>

11. You state you recognized $61,860 in service revenue from inception to June 30, 2010. Please revise to discuss the nature of these service revenues and exactly when they were recorded.

<u>Financial Statements</u>

12. Revise your Form 10-K in future filings to remove, from the titles only of your statement of operations, statement of stockholders' deficit and statement of cash flows, the line indicating that each statement is "From Inception November 3, 2007 to June 30, 2010".

Item 9A. Controls and Procedures, page 15

13. Please revise your filing to disclose that management concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the annual report. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Management's Report on Internal Controls Over Financial Reporting, page 16

14. You state that the annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. However, it does not appear that you qualify as a newly public company. In this case, a report by management regarding its assessment of internal control over financial reporting would be required to be included in this annual report. Please refer to Item 308T of Regulation S-K and SEC Release Nos. 33-9072 and 33-8934. Please amend your 2010 Form 10-K to provide all of the information required by the aforementioned Item 308T.

Item 11: Executive Compensation, page 18

Summary Compensation Table, page 19

15. Regarding footnote one to the summary compensation table, in future filings please provide a quantitative breakdown on the amounts of other compensation to the extent material. See Item 402(o)(7) of Regulation S-K.

Item 12. Owners and Management and Related Stockholder Matters, page 20

16. In future filings, please disclose the address of each beneficial owner. See Item 403(a) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 20

17. We note your disclosure on page 15 in Note 5 to your financial statements that management has advanced to you $2,000. Please tell us why you have not disclosed the information about this transaction required by Item 404(a) of Regulation S-K

Signatures, page 21

18. In future filings, please disclose who is signing your filings in the capacity of your principal accounting officer. In addition, please have your filing signed by persons constituting a majority of your board of directors. See General Instruction D.2. of Form 10-K.

Section 302 Certification

19. Please amend your Form 10-K to provide an executed certification for your chief executive officer and chief financial that includes the full text of the introductory language in paragraph four as stated in Item 601(b)(31)(i) of Regulation S-K. Please also similarly amend your subsequent filings on Forms 10-Q for the quarterly periods ended September 30, 2010 and March 31, 2010.   You may file an abbreviated amendment (i.e. cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the signed certification) regarding the Forms 10-Q.

Form 10-Q for the period ended September 30, 2010

Item 4: Controls and Procedures Evaluation of Disclosure Controls and Procedures

20. We note your disclosure regarding disclosure controls and procedures. The definition you have provided does not fully conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Specifically, you do not state whether your disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, as well as accumulated and communicated to management, including the principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262, or in her absence, Dieter King at (202) 551-3338, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief